EXHIBIT 99.2

RECENT DEVELOPMENTS

“TOTAL” or the “Group” as used in this exhibit refer to TOTAL SE collectively with its direct and indirect consolidated subsidiaries located in or outside of France.

TOTAL proposes a final 2020 dividend of 0.66 €/share and a dividend of 2.64 €/share for fiscal year 2020

The Board of Directors of TOTAL SE (the “Board of Directors”) met on February 8, 2021, and decided to propose to the Shareholders’ Meeting, which will be held on May 28, 2021, the distribution of a final dividend of 0.66 €/share for fiscal year 2020, stable compared to the three interim dividends paid for fiscal year 2020.

Given the three interim dividends of 0.66 €/share previously decided by the Board of Directors, the annual dividend for the fiscal year 2020 will amount to 2.64 €/share.

Subject to approval at the Shareholders’ Meeting, this final dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	June 24, 2021	June 22, 2021
Payment date	July 1, 2021	July 16, 2021

Indicative ex-dividend dates for 2022 dividend

The Board of Directors met on February 8, 2021 and decided that, subject to decisions by the Board of Directors and the Shareholders’ Meeting which will approve the 2022 financial statements, allocation of earnings and final dividend, the ex-dividend dates of the interim and the final dividends for 2022 will be as follows:

Type of coupon	Ex-dividend dates
First interim	September 21, 2022
Second interim	January 2, 2023
Third interim	March 22, 2023
Final	June 21, 2023

The above ex-dividend dates relate to the TOTAL SE shares listed on the Euronext.

Share capital decrease by way of treasury shares cancellation

On February 8, 2021, the Board of Directors, under the conditions set forth at the Extraordinary Shareholders’ Meeting on May 26, 2017, decided to decrease the share capital of TOTAL SE by way of cancellation of 23,284,409 treasury shares representing 0.88% of the share capital. These shares were repurchased from October 31, 2019 to March 9, 2020 within the framework of the $5 billion share buyback program over the 2018-2020 period decided by the Board of Directors on February 7, 2018 and then suspended by the Company as announced to the market on March 23, 2020.

After this cancellation of shares, the number of shares of TOTAL SE is 2,629,839,616, and the number of voting rights that can be exercised at the Shareholders’ Meeting is 2,784,247,543. The total number of voting rights attached to these 2,629,839,616 shares (referred to as ‘theoretical voting rights’) is 2,785,349,437, including the voting rights attached to the 1,101,894 treasury shares held by TOTAL SE, with a view to allocating them to share performance plans, and with no voting rights.

This transaction has no impact on the consolidated financial statements of TOTAL SE, the number of fully diluted weighted-average shares and earnings per share.

United Kingdom Offshore Wind: TOTAL and GIG successful in securing seabed lease rights to jointly develop 1.5 GW offshore wind project

On February 8, 2021, TOTAL announced that a 50/50 joint venture between Macquarie’s Green Investment Group (GIG) and TOTAL was successful in securing rights to a seabed lease in the Eastern Regions zone in the Crown Estate’s Offshore Wind Leasing Round 4.

The project, which will be located off the UK’s East Anglian coast, could deliver up to 1.5 gigawatts (GW) of renewable electricity and represents a significant early stage investment in the UK offshore wind sector for both companies.

GIG and TOTAL are currently partnering in South Korea to co-develop a major portfolio of floating offshore wind projects.

TOTAL and GIG were awarded this lease for an annual option fee of £83k per MW/year, during the development phase. There will now be a Habitat Regulations Assessment (HRA) of the possible impact of the project on relevant nature conservation sites in the allotted area. Following successful conclusion of that process the final agreements for lease are expected to be signed sometime in 2022.

United States: TOTAL added 2.2 GW to its U.S. solar portfolio

On February 4, 2021, TOTAL announced it strengthened its presence in the U.S. market by acquiring a development pipeline of 2.2 GW of solar projects, and 600 MW of battery storage assets, all located in Texas. The projects were bought from SunChase Power LLC, a renewable energy company focused on developing utility-scale energy projects, and MAP RE/ES, a private energy investment firm.

The pipeline consists of four large-scale solar projects, each with co-located battery energy storage systems (BESS), in industrial areas close to Houston that have high demand for electricity. Construction of the first two projects is expected to start later this year. All projects are expected to come online between 2023 and 2024. The remuneration paid by TOTAL to Sunchase and MAP RE/ES are expected to be made in installments as the projects advance.

TOTAL is expected to enter into a 1 GW power purchase agreement sourced from this solar power and energy storage portfolio in order to cover all the electricity consumption of its operated industrial sites in the U.S., among which are the Port Arthur refining and petrochemicals platform and La Porte and Carville petrochemical sites.

TOTAL joined the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping

On February 4, 2021, TOTAL announced it joined the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping as a strategic partner, thereby accelerating its R&D program for carbon neutral shipping solutions in line with its commitment to work together with its key customers to get to net zero emissions.

This partnership will allow TOTAL to join forces with leading players across the shipping sector to develop new low-carbon alternative fuels and carbon neutrality solutions. As a member of the Advisory Board, TOTAL will propose strategic and technical guidance to the Mærsk Mc-Kinney Møller Center for the development of its activities.

TOTAL SE successfully issued hybrid bonds to finance its development strategy in renewables

On January 18, 2021, TOTAL SE successfully priced perpetual subordinated bonds in the amount of €3 billion:

-	€1.5 billion at 1.625% coupon for the tranche with a 7 year first call date,
-	€1.5 billion at 2.125% coupon for the tranche with a 12 year first call date.

The net proceeds from the issue of the bonds are intended to be used to finance TOTAL’s development in the renewable energy sector, including the acquisition of 20% of Adani Green Energy Limited for an amount of €1.7 billion.

Settlement occurred on January 25, 2021.

With a weighted average coupon of 1.875%, these bonds will allow the Group to finance its development in renewables at a reduced capital cost.

Nigeria: TOTAL completed sale of its interest in onshore OML 17

On January 18, 2021, TOTAL announced the completion of the divestment of its 10% interest in onshore Oil Mining Lease (OML) 17 to the Nigerian company TNOG Oil & Gas Limited, a related company of Heirs Holdings Limited and of Transnational Corporation of Nigeria Plc (Transcorp), for about $180 million, out of which about $150 million was paid at completion of the transaction, while the balance is expected to be paid under an agreed deferred payment scheme. The block produced around 2,500 barrels of oil equivalent per day in 2020 in TOTAL group share.

TOTAL now holds a 10% interest in several onshore blocks in Nigeria operated by Shell Petroleum Development Company (SPDC, 30%), a joint venture alongside the Nigerian National Petroleum Corporation (55%) and Nigerian Agip Oil Company Limited (5%). Since 2010, TOTAL has divested its interests in twelve onshore blocks to Nigerian companies, in line with the Federal Government of Nigeria’s aim of developing Nigerian companies in the sector.

India: TOTAL to acquire from Adani a 20% interest in one of the largest solar developers in the world

On January 18, 2021, TOTAL announced the acquisition of a 20% minority interest in Adani Green Energy Limited (AGEL) from Adani Group.

The transaction marks the deepening partnership between the Adani Group – India’s leading infrastructure platform - and TOTAL, in the transition and green energy fields in India. The investment in AGEL is another step in the strategic alliance between the Adani Group and TOTAL, which covers investments in Liquefied Natural Gas (LNG) terminals, gas utility businesses, and renewable assets across India. This is in line with the commitment by both the Adani Group and TOTAL to be leading participants in the sustainable economy of the future and help India in its quest for development of renewable energy.

In 2018, TOTAL and the Adani Group embarked on their energy partnership with TOTAL’s investment in Adani Gas Limited, a city gas distribution business, associated LNG terminal business and gas marketing business.

During the development of this partnership, TOTAL and Adani Group agreed to continue their alliance into the wider renewable energy space. TOTAL and the Adani Group agreed to the acquisition of a 50% interest in a 2.35 GWac portfolio of operating solar assets owned by AGEL and a 20% interest in AGEL for a global investment of $2.5 billion. As a result of this 20% minority interest in AGEL, TOTAL will have a seat on the board of directors of AGEL.

The partnership with AGEL in the renewables space in India is expected to be a key contributor to TOTAL’s objective of reaching 35 GWp of gross production capacity from renewable sources by 2025 and adding 10 GWp per year thereafter.

TOTAL withdrew from the American Petroleum Institute

On January 15, 2021, TOTAL announced, following a detailed analysis of the climate positions of the American Petroleum Institute (API), its decision not to renew its membership in API for 2021.

Each year, TOTAL assesses the main industry associations of which it is a member to ensure each is aligned with the Group’s climate positions. This alignment review is based on six key points:

1.	our science-based position that the link between human activity and climate change is an established fact;
2.	our support for the objectives of the Paris Agreement;
3.	our belief in the necessity to implement carbon pricing;
4.	our confidence in the key role that natural gas plays in the energy transition;
5.	our support for policies and initiatives that promote the development of renewable energy; and
6.	our support for the development of CO2 capture and storage.

These items are detailed in the Getting to Net Zero report issued in September 2020.

Following the 2019 and 2020 reviews, API’s positions were assessed as “partially aligned” with those of the Group. Certain divergences, which have been discussed within the association, remain today:

-	regarding the role of natural gas, API maintains its support for the rollback of U.S. regulation on methane emissions, which the Group opposed in November 2019;
-	regarding transport decarbonization, API is part of the Transportation Fairness Alliance, which is opposed to subsidies for electric vehicles; and
-	regarding the carbon pricing principle, API expresses differing positions to those of TOTAL.

1 Source: Eurogas.

2 Biogas is a renewable gas produced by the fermentation of organic matter. It can be purified to produce biomethane, which has the same properties as natural gas and can therefore be injected into distribution networks or used as an alternative fuel for mobility (bio-CNG or bio-LNG).

Moreover, API gave its support during the recent elections to candidates who argued against the United States’ participation in the Paris Agreement.

TOTAL, new operator of Block 58 offshore Suriname, announced a fourth discovery

On January 14, 2021, TOTAL announced that TOTAL and Apache Corporation made a new significant oil and gas discovery at the Keskesi East-1 well in Block 58 off the coast of Suriname. This follows previous discoveries at Maka Central, Sapakara West and Kwaskwasi.

The well was drilled in a water depth of about 725 meters and encountered black oil, volatile oil, and gas pay in good quality Campano-Maastrichtian reservoirs and with volatile oil pay in Santonian reservoirs where wireline logging has recently been performed. Drilling is still ongoing for deeper Neocomian-aged targets.

TOTAL assumed operatorship of Block 58 on January 1, 2021 with a 50% working interest. Upon completion of the operations on Keskesi East-1, the Noble Sam Croft drillship is expected to be released.

TOTAL and Engie partner to develop one of France’s largest site for the production of green hydrogen from 100% renewable electricity

On January 13, 2021, TOTAL announced that TOTAL and Engie have signed a cooperation agreement to design, develop, build and operate the Masshylia project, one of France’s largest renewable hydrogen production site at Châteauneuf-les-Martigues in the Provence-Alpes-Côte d’Azur South region.

Located at the heart of TOTAL’s La Mède biorefinery and powered by solar farms with a total capacity of more than 100 MW, the 40 MW electrolyser is expected to produce 5 tons of green hydrogen per day to meet the needs of the biofuel production process at TOTAL’s La Mède biorefinery, avoiding 15,000 tons of CO2 emissions per year.

After this first phase, new renewable farms may be developed by the partners for the electrolyser, which has the capacity to produce up to 15 tons of green hydrogen per day.

The two partners aim to begin construction of the facilities in 2022, following the completion of the advanced engineering study, with a goal to begin production in 2024, subject to the necessary financial support and public authorisations. To this end, the project has already applied for subsidies from the French (AMI) and European authorities (IPCEI, Innovation Fund).

TOTAL acquired Fonroche Biogaz and becomes the French leader in renewable gas

On January 11, 2021, TOTAL announced the acquisition of Fonroche Biogaz, a company that designs, builds and operates anaerobic digestion units in France. With close to 500 gigawatt-hours (GWh) of installed capacity, which doubled between 2019 and 2020, Fonroche Biogaz is currently the French market leader1 in the production of renewable gas2 with more than 10%

market share resulting from a portfolio of seven units in operation and a pipeline of four imminent projects.

With this acquisition, TOTAL became a major player in renewable gas in France and Europe and significantly strengthens its presence in the sector, which is already effective through its affiliates Méthanergy (combined heat and power production from biogas), PitPoint B.V. and Clean Energy Fuels Corp. (biomethane production and distribution via a network of Bio-CNG/Bio-LNG stations) in Benelux and the United States, respectively. In December 2020, TOTAL signed a memorandum of understanding with Clean Energy Fuels Corp. to establish a $100 million 50/50 joint venture to develop renewable gas production projects in the United States. By 2030, TOTAL plans to produce 4 TWh to 6 TWh of biomethane a year.

TOTAL entered a new operated exploration permit in Egypt

On January 4, 2021, TOTAL announced that an international consortium led by TOTAL (TOTAL 35% Operator, Shell 30%, KUFPEC 25%, Tharwa 10%) and the Egyptian Natural Gas Holding Company (EGAS) signed an exploration and production agreement for the North Ras Kanayis Offshore block located in the Herodotus Basin, offshore Egypt in the Mediterranean Sea.

This exploration block covers an area of 4,550 sq km, extending from 5 km to 150 km from the shore, with water depths ranging from 50 meters to 3,200 meters. The Herodotus Basin is an underexplored area and the agreement includes a 3D seismic campaign during the first three years.

TOTAL holds a working interest of 25% in the North El Hammad license, alongside operator ENI (37.5%) and BP (37.5%).

Go-ahead from the Norwegian authorities for the Northern Lights CO2 sequestration project

On December 15, 2020, TOTAL announced that following a vote in the Norwegian parliament, the government of the Kingdom of Norway approved the final investment decision for the Northern Lights project, enabling the shipping, reception and sequestration of CO2 in geological strata in the Northern North Sea, approximately 2,600 meters below the seabed.

This approval demonstrates the Norwegian government’s strong support for the development of a Carbon Capture and Sequestration (CCS) value chain, which is essential if Europe is to achieve its carbon neutrality targets. The mergers clearances process is underway. Once cleared, TOTAL, Equinor and Shell, the partners in this project, plan to launch the construction phase of Northern Lights.

Mexico: TOTAL closed its participation in the Energía Costa Azul LNG export project

On December 10, 2020, TOTAL announced that TOTAL, Sempra LNG and IEnova signed binding agreements finalizing TOTAL’s equity investment in the Energía Costa Azul liquefied natural gas export project (ECA LNG), located in Baja California, Mexico.

TOTAL now holds a 16.6% equity interest in the project, for which the final investment decision was taken in November 2020 for the development, construction and operation of a single-train liquefaction facility with a nameplate capacity of 3.25 million tons per annum (Mtpa) of LNG. The expected start is in 2024. In April 2020, TOTAL also closed a twenty-year offtake agreement for 1.7 Mtpa of LNG.

ECA LNG is owned by Sempra LNG (41.7%), IEnova, Sempra Energy’s subsidiary in Mexico (41.7%), and TOTAL (16.6%).

ESG Factors: TOTAL once again selected in 2020 for the Dow Jones Sustainability Indices

On November 30, 2020, TOTAL announced that it was once again selected as a member of the DJSI World and DJSI Europe indices after S&P Dow Jones Indices announced the 2020 results for the Dow Jones Sustainability Indices (DJSI), which assessed companies on ESG (Environment – Social - Governance) criteria on November 13, 2020.

Reduction of Methane Emissions: TOTAL strengthened its commitment with the OGMP 2.0 Initiative

On November 23, 2020, TOTAL announced that it joined the second phase of the Oil & Gas Methane Partnership (OGMP 2.0) of the United Nations Environment Programme, a programme that TOTAL joined in 2014 that brings together industrial companies, governments and NGOs to better monitor and report methane emissions in order to reduce them. This second phase of the partnership aims at defining a broader and more ambitious methane-reporting framework, extended to the entire gas value chain and to non-operated assets.

Electric Vehicles: TOTAL to operate 2,300 EV charge points of the Bélib’ network in Paris

On November 18, 2020, TOTAL announced that it won the City of Paris’ concession tender for the modernization and extension of its public Electric Vehicles (EV) charge points network, installed throughout the French capital city. The Council of Paris awarded to TOTAL the management of its on-street public network for the 10 coming years.

This public service concession covers the supply, installation and technical and commercial operation of this charge points network. The new network, which combines the Belib’ network and the former Autolib’ network, is expected to ultimately encompass 2,300 EV charge points, an increase of 56% compared to the number currently in service.

TOTAL is committed to the modernization of the current equipment and intends to additionally install fast-charging hubs, located at selected underground parking lots. TOTAL intends to offer attractive energy tariffs adapted to the needs of EV drivers, in addition to a seamless and simplified customer experience while ensuring both availability and quality of the services.

TOTAL has also included in its proposal the development of solar farms in France that are expected to be dedicated to covering the entire electricity needs of this network, providing Parisian users with a 100% renewable electricity charge for their vehicles.

3 Twenty-foot Equivalent Unit: Unit used to measure a container ship’s cargo carrying capacity.

TOTAL and CMA CGM completed one of the world’s largest liquefied natural gas bunkering operations at Port of Rotterdam

On November 16, 2020, TOTAL announced that the CMA CGM Jacques Saadé completed its first LNG bunkering operation with TOTAL’s LNG bunker vessel, the Gas Agility, on November 13, 2020 at the Port of Rotterdam in the Netherlands. The 23,000 TEU3 containership received around 17,300 m3 of LNG.

The safe and efficient bunkering operation was performed by the Gas Agility at the Rotterdam World Gateway terminal by means of a ship-to-ship transfer, while the CMA CGM Jacques Saadé carried out cargo operations simultaneously. The supply of LNG was provided by TOTAL Marine Fuels Global Solutions, TOTAL’s dedicated business unit in charge of worldwide bunkering activities. Refueling took approximately 24 hours to complete.

As part of this milestone operation, the carbon footprint of the LNG delivered was further reduced with the introduction of biomethane for approximately 13% of the quantity delivered, through the Guarantee of Origin (GO) certificates mechanism. The biomethane is produced in the Schipol area in the Netherlands, mainly by organic municipal waste.

The pioneering bunkering operation is a ground-breaking development for the global LNG market and concretely demonstrates TOTAL and CMA CGM’s pledge to advance the use of LNG as a marine fuel, the best, immediately available solution in terms of energy transition to help reduce the environmental footprint of maritime transport.

TOTAL and ADNOC signed strategic framework agreement on CO2 emissions reduction and CCUS

On November 11, 2020, TOTAL announced the signing of a strategic framework agreement with the Abu Dhabi National Oil Company (ADNOC) to explore joint research, development and deployment partnership opportunities in the areas of CO2 emission reductions and carbon capture, utilization and storage (CCUS).

The agreement brings together the best-in-class in low carbon technologies from ADNOC and TOTAL, and expands on the long-standing partnership and collaboration between the two leading energy producers across the full value chain.

Under the terms of the agreement, ADNOC and TOTAL intend to jointly explore opportunities to reduce CO2 emissions, improve energy efficiency and the use of renewable energy for oil and gas operations. In the area of CCUS, the companies intend to further develop joint research into new technologies covering carbon capture, storage solutions and enhanced oil recovery projects based on CO2 usage.

Electric Mobility in Germany: TOTAL acquired Charging Solutions and became the operator of a network of 2,000 EV charge points

On November 12, 2020, TOTAL announced the completion of its acquisition from the Viessmann group of Charging Solutions, a subsidiary of its affiliate Digital Energy Solutions (DES) specialized in electric vehicle charging infrastructure. With this transaction, TOTAL became the operator in Germany of a network of 2,000 charge points installed at private businesses’ locations, some of which are accessible to the general public.

The integration of Charging Solutions to the Group’s German affiliate, Total Deutschland, was effective as of November 1, 2020. This transfer of activities is expected to have no impact on the customers nor on the existing partners of Charging Solutions.

TOTAL and its partners released next-generation & open-source geological carbon dioxide storage simulator

On November 10, 2020, TOTAL announced that, after more than two years of joint research, TOTAL, Lawrence Livermore National Laboratory (LLNL) and Stanford University released GEOSX, an open-source simulator for large-scale geological carbon dioxide (CO2) storage.

GEOSX was developed using advanced new technologies in high-performance computing and applied mathematics and aims to improve the management and safety of geological CO2 repositories.

The open-source nature of GEOSX aims to ensure a high level of transparency, sharing and community support to pave the way for the large-scale development of Carbon Capture, Utilization and Storage (CCUS) technologies.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences including those due to epidemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F/A for the year ended December 31, 2019.